SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HORIZON GLOBAL CORPORATION

(Name of Subject Company (Issuer))

PHX MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

FIRST BRANDS GROUP, LLC

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 Per Share

Series B Preferred Stock, par value $0.01 Per Share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

Stephen Graham

Michael Baker

PHX Merger Sub, Inc.

First Brands Group, LLC

127 Public Square, Suite 5300

Cleveland, OH 44114

(216) 302-2590

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jonathan E. Kellner

Carl Sanchez

Joseph Swanson

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,387.94	Filing party:	First Brands Group, LLC and PHX Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date filed:	January 10, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by First Brands Group, LLC (“Parent”), a Delaware limited liability company, and PHX Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Commission on January 10, 2023, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”) of Horizon Global Corporation, a Delaware corporation (“Horizon”), at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation attached as Exhibit (d)(3) hereto (the “Preferred Stock Certificate of Designations”) and incorporated herein by reference) per share of Preferred Stock calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 9, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, including all schedules thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11

The information set forth in the Offer to Purchase and in items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer Price with respect to the Series B Preferred Stock, par value $0.01 per share, is the Redemption Price (as defined in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation attached as Exhibit (d)(3) hereto (the “Preferred Stock Certificate of Designations”) and incorporated herein by reference), calculated as of the Acceptance Time. The Preferred Stock Certificate of Designations requires that the Redemption Price be paid with respect to each outstanding share of Series B Preferred Stock upon a Change in Control (as defined in the Preferred Stock Certificate of Designations), which the Offer, when consummated in accordance with the terms of the Merger Agreement, will constitute. The “Redemption Price” as defined in the Preferred Stock Certificate of Designations means, with respect to any share of Series B Preferred Stock, (i) if the redemption date is on or before December 31, 2022, an amount in cash equal to 102.5% of the Liquidation Value thereof on, but not including, the redemption date, (ii) if the redemption date is after December 31, 2022 but on or before December 31, 2023, an amount in cash equal to 105.0% of the Liquidation Value thereof on, but not including, the redemption date and (iii) if the redemption date is after December 31, 2023, an amount in cash equal to 106.0% of the Liquidation Value thereof on, but not including, the redemption date, in each case, subject to certain minimum liquidation value requirements (none of which are implicated by the Offer Price). The “Liquidation Value” of each share of Series B Preferred Stock, as defined in the Preferred Stock Certificate of Designations, is an amount equal to $1,000 plus the amount of all mandatory dividends (which accrue on a daily basis at the rate of 11.0% per annum) accrued and unpaid on, or added to the Liquidation Value of, such share of Series B Preferred Stock. For purposes of the Preferred Stock Certificate of Designations, a Change in Control (which the Offer will, when consummated, constitute) requires the redemption of all outstanding shares of Series B Preferred Stock at the Redemption Price.

Assuming that the Acceptance Time occurs on February 7, 2023, the Redemption Price, and thus the Offer Price with respect to the Series B Preferred Stock, will be $1,122.10 per share of Series B Preferred Stock.”

Item 12

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(3)	Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

FIRST BRANDS GROUP, LLC

By:	/s/ Michael Baker
Name:	Michael Baker
Title:	Chief Corporate Strategy Officer

PHX MERGER SUB, INC.

By:	/s/ Michael Baker
Name:	Michael Baker
Title:	Chief Corporate Strategy Officer